Exhibit 99.1

Valentia Telecommunications

eircom Group plc, the parent company of Valentia Telecommunications, today announced their second quarter and half year results to 30 September 2004. A copy of the results is attached.

The announcement is available on www.eircom.ie/ir

CONTACT:

eircom Group plc

Seamus Banim, Press Office

Phone: (+353) 1 701 5405 or (+353) 1 87 222 2323